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                                                                    Exhibit 23.1


                        [Letterhead of PricewaterhouseCoopers]



CONSENT OF INDEPENDENT ACCOUNTANTS




November 15, 1999


We hereby consent to the inclusion of our report dated February 4, 1999 on the consolidated financial statements of Chieftain International, Inc.
(the "Company") for the year ended December 31, 1998, included or incorporated by reference, in each of (i) the Prospectus Supplement dated November 10, 1999 relating to the sale by the Company of 2,500,000 of its common shares (exclusive of over-allotment option) and (ii) the Prospectus dated October 20, 1999 relating to the sale by the Company, from time to time, of up to $300,000,000 of its common shares, preferred shares, debt securities and warrants (the "Prospectus"). We also consent to the references to us under the headings "Experts" in each of the Prospectus Supplement and the Prospectus.






/s/ PricewaterhouseCoopers LLP

Chartered Accountants